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                                                                       EXHIBIT 2

NEWS RELEASE                                                     [INTEROIL LOGO]

                     INTEROIL ANNOUNCES US$125 MILLION FOR
                    EXPLORATION PROGRAM IN PAPUA NEW GUINEA

      FEBRUARY 28, 2005 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea, today announced that it has entered into investment agreements in respect of its ongoing exploration program in Papua New Guinea. Under these agreements, certain institutional and accredited investors have agreed to invest US$125 million for an aggregate 25% indirect participation interest in the exploration program. This program comprises eight wells, of which six will be drilled at locations selected by InterOil and two will be drilled at locations approved by the investors, within the three petroleum prospecting licences in Papua New Guinea held solely by InterOil. Forty prospective structures have been identified by InterOil within these licences and the well locations will be chosen from 22 leads over independent structures.

      If the exploration program discovers oil or gas in commercial quantities, the investors have the right to participate pro-rata in the development of the fields discovered.

      Each investor may convert its indirect working interest percentage into InterOil common shares at any time after June 15, 2006 and before the later of December 15, 2006 and 90 days after the completion of the eighth well, at a conversion price of US$37.50 per common share. The Toronto Stock Exchange was notified on February 4, 2005 of the proposed transaction. InterOil's common shares closed at C$42.49 (US$34.03) on that day. In the event that investors choose to convert all of the indirect participation interest into common shares, this would result in InterOil issuing 3,333,333 common shares during the second half of 2006. Of the US$125 million proposed investment, US$33 million, backed by convertible securities for 877,420 shares, is subject to receiving a waiver from the Australian Stock Exchange (ASX).

      The Minister for Petroleum and Energy of Papua New Guinea, The Honourable Sir Moi Avei, said, "Papua New Guinea, with all of our vast resources, welcomes the investment by InterOil in the largest exploration program in Papua New Guinea history. This investment enhances the

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downstream and petrochemical industry potential and confirms that our fiscal policy reforms have made Papua New Guinea globally competitive."

      InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

Gary M Duvall                                    Anesti Dermedgoglou
V.P., Corporate Development                      V.P., Investor Relations
InterOil Corporation                             InterOil Corporation
gary.duvall@interoil.com                         anesti@interoil.com
Houston, TX USA                                  Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +617 4046 4600

                              CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

This press release has been issued pursuant to Rule 135(c) under the Securities Act of 1933 and shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or publication under the securities laws of any such state. These securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.